LISTED FUNDS TRUST

OPERATING EXPENSE LIMITATION AGREEMENT

THIS OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”) is made as of the 6th day of July 2026, by and between Listed Funds Trust, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust listed on Appendix A, which may be amended from time to time (each a “Fund” and together the “Funds”), and Liquid Strategies, LLC, a Delaware limited liability company (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of the 6th day of July, 2026 (the “Investment Advisory Agreement”); and

WHEREAS, each Fund, and each of its respective classes, if any, is responsible for all of its operating expenses unless expressly assumed by the Adviser; and

WHEREAS, the Adviser desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to waive and/or limit all or a portion of the current Operating Expenses (as that term is defined in paragraph 2 below) of each class of a Fund such that the Fund’s Total Annual Operating Expenses, expressed as a percentage of each class’s respective average annual net assets, do not exceed the annual rate set forth in Appendix A (each, an “Annual Limit”). In the event that the annualized Operating Expenses of a class of a Fund, as accrued each day through the last calendar day of each month, exceed its Annual Limit, the Adviser will pay to that class of the Fund the excess expense within thirty (30) days, or such other period as determined by the Board of Trustees of the Trust (the “Board”), of being notified that an excess expense payment is due. In the event that the Board determines that an excess expense payment be due in a period other than 30 days, the Trust will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to each class of a Fund, is defined to include all expenses incurred in the operation of the Fund and each of its classes, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, but does not include any Rule 12b-1 fees, shareholder servicing plan fees, administrative servicing fees, front-end or contingent deferred loads, taxes, leverage/borrowing interest, interest expense, dividends paid on short sales, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Adviser reserves the right to recapture fees waived and/or to be reimbursed for expenses paid by it pursuant to this Agreement under the terms and conditions described in this Paragraph. The Adviser is entitled to recapture fees waived and expenses reimbursed by it during the preceding 36-month period, in whole or in part, so long as the amount to be recaptured and/or reimbursed would not cause a Fund to exceed its Annual Limit as set forth in Appendix A for that fee payment period. Recapture and/or reimbursement amounts paid to the Adviser be limited to the lesser of (i) the Annual Limit that was in effect at the time the expense was waived or reimbursed and (ii) the Annual Limit in effect at the time of recapture and/or reimbursement. The Adviser need not take any action with respect to a Fund to defer or forego the recapture and/or reimbursement of the amount of any reduction or reimbursement. The Adviser’s election not to recapture or seek reimbursement of any amount waived or paid to which it is entitled in no way impairs the rights of the Adviser to subsequently recapture or be reimbursed such amount, provided that such amount remains eligible for recapture and/or reimbursement and provided further, that the Adviser shall not be entitled to recapture or be reimbursed any amount that would cause the Fund to exceed its Annual Limit as set forth on Appendix A for that fee payment period. Any and all recapture and/or reimbursement activity will be reviewed by the Board on a quarterly basis, unless it determines another review period to be appropriate. Any such reimbursement or recapture may not be paid prior to the Fund’s payment of current ordinary operating expenses.

4. TERM. This Agreement shall become effective with respect to a Fund at the time the Fund commences operations pursuant to an effective amendment to the Trust’s Registration Statement under the Securities Act of 1933, as amended, or such other date specified herein, and shall continue for an initial term of two (2) years and continue in effect thereafter for additional terms of one year, or such other period as may be agreed upon by the Trust and the Adviser, unless sooner terminated by either party hereto in accordance with Paragraph 5 of this Agreement.

5. TERMINATION. This Agreement may be terminated with respect to a Fund at any time, and without payment of any penalty: (i) by the Board, on behalf of the Fund; or (ii) the Adviser, upon sixty (60) days’ (or such shorter period as agreed to by the Trust) written notice to the Trust, such termination to be effective as of the close of business on the last day of the initial term, on the last day of the then-current one-year term, or on such earlier date as approved by the Board. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. The Adviser may not assign its rights and obligations hereunder without the prior approval of the Board.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Management Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Advisory Agreement or the Investment Company Act of 1940, shall have the same meaning as and be resolved by reference to such Investment Advisory Agreement or the Investment Company Act of 1940.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

LISTED FUNDS TRUST on behalf of the series listed on Schedule A	LIQUID STRATEGIES, LLC

By: /s/ Kacie G. Briody	By: /s/ Adam Stewart
Name: Kacie G. Briody	Name: Adam Stewart
Title: President and Principal Executive Officer	Title: Partner

Appendix A

Series of Listed Funds Trust	Annual Limit	Initial Term Commencement

Overlay Shares Enhanced Equity Fund	2.49%	July 9, 2026
Overlay Shares Hedged Equity Fund	2.49%	July 9, 2026

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